

November 24, 2014

Via E-mail
Mr. Amir Philips
Chief Executive Officer
Optibase Ltd.
10 Hasadnaot Street
Herzliya 4672837, Israel

> **Re:** **Optibase Ltd.**
> **Form 20-F for the Year Ended December 31, 2013**
> **Filed April 30, 2014**
> **File No. 0-29992**

Dear Mr. Philips:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2013

Consolidated Statements of Operations, F-5

1.   In future filings please disclose the basic and diluted earnings per share amounts from discontinued operations either on the face of the financial statements or in a footnote to the financial statements, if applicable. Additionally, please explain to us how you calculated EPS from continuing operations for the year ended December 31, 2011.

Note 1: General

b. Acquisitions and investments in associates, page F-10

2.   We note that you have 19.66% beneficial interest in Two Penn Center Plaza and approximately 4% beneficial interest in a portfolio of shopping centers located in Texas.

Please explain to us and disclose in future filings how you determined the accounting for these investments. In your response please cite the applicable guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant